UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 10, 2023

FIRST SEACOAST BANCORP

(Exact Name of Registrant as Specified in Charter)

Federal	001-38985	84-2404519
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

633 Central Avenue, Dover, New Hampshire	03820
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (603) 742-4680

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common stock, par value $0.01 per share	FSEA	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Events.

On January 10, 2023, First Seacoast Bancorp, the holding company for First Seacoast Bank, issued a press release announcing the completion of the syndicated community offering by First Seacoast Bancorp, Inc., the proposed successor to the Company, in connection with the conversion of First Seacoast Bancorp, MHC from mutual to stock form. For additional information, refer to the press release dated January 10, 2023, which is filed as Exhibit 99.1 hereto and incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits

99.1	Press Release dated January 10, 2023

104	Cover Page Interactive Data File (embedded within Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: January 10, 2023	FIRST SEACOAST BANCORP

	By:	/s/ James R. Brannen
James R. Brannen
President and Chief Executive Officer

Exhibit 99.1

PRESS RELEASE

Contact:

James R. Brannen

President and Chief Executive Officer

First Seacoast Bancorp

(603) 742-4680

First Seacoast Bancorp Announces Completion of Syndicated Community Offering

Dover, NH; January 10, 2023 – First Seacoast Bancorp (Nasdaq: “FSEA”), the holding company for First Seacoast Bank, announced today that the syndicated community offering by First Seacoast Bancorp, Inc., the proposed successor to First Seacoast Bancorp, in connection with the conversion of First Seacoast Bancorp, MHC from mutual to stock form was completed today in accordance with the terms of First Seacoast Bancorp, Inc.’s Prospectus dated November 14, 2022, as supplemented by the Prospectus Supplement dated December 21, 2022.

Completion of the conversion and stock offering remains subject to final regulatory approval. First Seacoast Bancorp intends to close the stock offering at the minimum of the offering range.

About First Seacoast Bank

First Seacoast Bank is a federally-chartered stock savings bank serving the financial needs of residents of the Seacoast region of New Hampshire. First Seacoast Bank operates four full-service offices in Strafford County, New Hampshire, and one full-service office in Rockingham County, New Hampshire.

Forward-Looking Statements

This press release contains certain forward-looking statements about the conversion and stock offering. Forward-looking statements include statements regarding anticipated future events and can be identified by the fact that they do not relate strictly to historical or current facts. They often include words such as “believe,” “expect,” “anticipate,” “estimate,” and “intend” or future or conditional verbs such as “will,” “would,” “should,” “could,” or “may”. Forward-looking statements, by their nature, are subject to risks and uncertainties. Certain factors that could cause actual results to differ materially from expected results include that the proposed transaction may not be timely completed, if at all, that required regulatory approval is not timely received, if at all, or that other customary closing conditions are not satisfied in a timely manner, if at all.

The shares of common stock of First Seacoast Bancorp, Inc. are not savings accounts or deposit accounts and are not insured by the Federal Deposit Insurance Corporation or by any other governmental agency.

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